Northern Dynasty Annual General Meeting Statement

June 25, 2018 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) provides the following corporate update in advance of its annual general meeting on June 28, 2018.

Significant progress on advancing the Pebble Project permitting has been made in the past 13 months:

●	The Pebble Limited Partnership (“PLP”) secured a legal settlement with the United States Environmental Protection Agency in May 2017 enabling the Pebble Project to enter normal course permitting;

●	PLP filed its 404 wetlands permit application under the Clean Water Act with the United States Army Corps of Engineers (“Corps”) on December 22, 2017, a small footprint, no cyanide mine design;

●	The Corps “receipted” PLP’s 404 permit application as complete on January 5, 2018;

●	The Corps announced the appointment of AECOM – a leading global engineering firm – as third-party contractor for the EIS process on February 5, 2018;

●	The Corps published guidelines and timelines for completing the National Environmental Policy Act permitting, and the associated EIS process, on March 19, 2018; and

●	The Corps initiated the Scoping process of the EIS on April 1, 2018.

As part of the EIS preparation process, the Corps will undertake a comprehensive alternatives assessment and consider a broad range of alternatives. Northern Dynasty continues to advance engineering studies and has proposed some changes to the initial mine design in the 404 permit application. Northern Dynasty cautions that the current project description may not be the ultimate development plan for the project and that a final project design has not been selected.

Northern Dynasty remains committed to advancing a responsive project design that coexists with a healthy fishery in Alaska; one that will provide substantial economic benefits to Alaska and all stakeholders and Northern Dynasty continues to seek to re-partner the Pebble Project.

We would also like to announce that the Northern Dynasty will be presenting at the John Tumazos Very Independent Research Conference at 9:05 am EDT on June 27, 2018 (venue is the Greek Orthodox Church, 20 Hillcrest Rd, Holmdel NJ). This conference will be webcast and can be accessed at http://www.wsw.com/webcast/vir17

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

Canadian Media Contact: Ian Hamilton DFH Public Affairs (416) 206-0118 x.222	US Media Contact: Dan Gagnier Gagnier Communications (646) 569-5897

Forward Looking Information and Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The NEPA EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.